BEYOND THE CHECKOUT, INC.

(a Delaware corporation)

Form C

Disclosures in Reg CF Offering

June 12, 2025

TABLE OF CONTENTS

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Beyond The Checkout Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Formation)	July 1, 2024
Kind of Entity	Corporation
Street Address	16192 COASTAL HIGHWAY LEWES, DELAWARE 19958
Website Address	https://checkout.tech/

	Most Recent Fiscal Year (2024)	*Previous Fiscal Year (2023)*
Total Assets	$12,120	$0
Cash & Equivalents	$8,961	$0
Account Receivable	$0	$0

Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($2,284)	$0

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers

Person #1

Name	Oliver Stamatoski	
All positions with the Company and How Long for Each Position	**Position:** Co-Founder & CEO	**How Long:** Since July 1, 2024
Business Experience During Last Three Years (Brief Description)	Until 2022: Global Product Line VP at Joyson Safety Sys. 2023 - 2024: Entrepreneur, Started an Energy Drink Company with Bitcoin Rewards (SVRN), followed by Strategic Leadership & Support of another Bitcoin Company (Bitcoin Trading Cards) & Co-Founded Beyond The Checkout to integrate rewards into physical products.	
Principal Occupation During Last Three Years	VP in Automotive Industry, Co-Founder & CEO as an Entrepreneur	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Joyson Safety Systems	**Business:** Automotive Industry

Person #2

Name	David Bryson	
All positions with the Company and How Long for Each Position	**Position:** Co-Founder & CTO	**How Long:** Since July 1st, 2024
Business Experience During Last Three Years (Brief Description)	- Beyond The Checkout, CTO 2024-2024 - Lightning Energy Group, CTO 2023-2024 - Staff Software Engineer, ePlant 2023-2024 - Engineering Manager, Solo Inc 2023 - Senior Software Engineer, Definitive Inc 2022	
Principal Occupation During Last Three Years	- Beyond The Checkout, CTO 2024-2024 - Lightning Energy Group, CTO 2023-2024 - Staff Software Engineer, ePlant 2023-2024 - Engineering Manager, Solo Inc 2023 - Senior Software Engineer, Definitive Inc 2022	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Lightning Energy Group, ePlant, Solo Inc, Definitive Inc	**Business:** Software

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Oliver Stamatoski
Name	David Bryson

§227.201(d) – The Company's Business and Business Plan

Our Business

Beyond The Checkout, a technology company, offers a gamified rewards platform integrating QR codes into physical and digital products. This enables end consumers to receive Bitcoin rewards upon scanning, incentivizing purchases and providing valuable product consumption analytics to brands—tracking when, where, and how frequently products are used.

Our solution serves a wide range of markets, including Food & Beverage, Health & Wellness, Retail & E-commerce, and Bitcoin Brands. If a product is sold and consumed, Beyond The Checkout can make it interactive. Additionally, businesses can integrate our technology into marketing materials to establish direct contact and engagement with potential customers beyond the point of purchase.

Traditional loyalty programs, receipt-scanning apps, and analytics companies like Nielsen and Kantar are competitors. These companies primarily provide purchase-time data but lack real-time consumption insights. Beyond The Checkout's competitive advantage lies in its ability to gather post-purchase behavioral analytics, offer real-time feedback loops, and provide engaging consumer experiences through gamified rewards—all powered by the Bitcoin blockchain for transparency and instant value transfer.

Currently, the company has completed core platform development and secured its first integration with NiHowdy, rewarding patients with Bitcoin for purchasing prescription medications. The next six months will focus on expanding partnerships, enhancing platform features, and scaling user engagement. Over the next 12 months, Beyond The Checkout aims to onboard additional consumer brands, grow its user base, and refine its analytics dashboard for deeper client insights.

Financially, the Company anticipates its strongest revenue streams from detailed post-purchase data offerings, consumption analytics, and in-product engagement surveys—providing brands with unprecedented insights into customer behavior after the point of sale. These insights empower businesses to understand consumption patterns, optimize inventory management, and improve product development. Additional revenue will be generated through SaaS-based brand subscriptions, transaction fees from rewards distribution, and potential advertising partnerships within the platform. Key opportunities include enhancing consumer engagement through interactive games and expanding into new markets, while potential threats include market adoption challenges, regulatory considerations, and the emergence of new competitors.

Our People

Beyond The Checkout is led by experienced founders with complementary expertise in business leadership and technology.

Oliver Stamatoski, Co-Founder & CEO, has a background in automotive and aerospace engineering, with extensive experience in global business leadership. He previously held executive roles at **Continental** and **Joyson Safety Systems**, where he led multi-billion-dollar global operations. At Continental, Oliver was awarded **five patents in electrical brake systems**, and at Joyson, he led the **global development of steering wheel hand sensing technology**. In 2023, he transitioned his focus to Bitcoin, co-founding a Bitcoin-based energy drink company with Dave before launching Beyond The Checkout to revolutionize customer engagement and analytics through Bitcoin rewards.

David Bryson, Co-Founder & CTO, is a computer science professional with over 20 years of experience in Silicon Valley. His career includes pioneering work on **Blu-ray technology** and leading the development of **Ford's over-the-air (OTA) systems**. In 2023, Dave shifted his full focus to Bitcoin, co-founding the Lightning Energy Group Inc. company with Oliver and later creating Beyond The Checkout to bring innovative reward solutions to physical and digital products.

Together, Oliver and Dave bring a blend of operational excellence, technological innovation, and a shared commitment to leveraging Bitcoin for consumer-focused solutions.

§227.201(e) – Number of Employees

The Company currently has 2 full-time employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit A: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $25,000. If the target offering amount is not met by September 30, 2025, all investment commitments will be canceled and returned. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount and more than thirty days remain before the offering deadline, then we will conduct the first of multiple closings (an "Intermediate Closing"), provided all investors receive notice that an Intermediate Closing will occur and funds will be released to the Company, at least five business days prior to the Intermediate Closing (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Closing to cancel their investment commitment. We will also continue trying to raise money up to our $400,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Timestamp Portal LLC will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	__X__ Yes _____ No	
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$400,000	
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. __X__ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):	

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	Approximate allocation if target offering amount raised	Approximate allocation if maximum offering amount raised
Intermediary Fees	$1,250	$20,000
Manpower	$10,000	$225,000

Marketing	$9,750	$120,000
Operations	$4,000	$35,000
Total	**$25,000**	**$400,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;
- If you decide to invest, press the *Invest* button
- Follow the instructions

The minimum amount you can invest in the offering is $250.

As part of the investment process, you will be asked to sign our Subscription Agreement, which is attached as *Exhibit B*.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on September 28, 2025 (48 hours before the offering deadline) or 48 hours prior to an Intermediate Closing.

To cancel your investment, send an email to contact@timestampfinancial.com by those times and dates. Include your name and the name of the Company.

If you do not cancel your investment commitment by those times and dates, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after

you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

A SAFE doesn't really have a purchase price. If you buy a SAFE for $100 you get a $100 SAFE. The terms of the SAFEs are described below.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

Conversion on Future Equity Raise

If the Company raises at least $500,000 in a future equity financing, the SAFE will convert into the same class of equity securities sold in that round. The conversion price will be determined based on the terms of the SAFE, which may provide for one or more of the following:

- A valuation cap of $5,000,000

Unless otherwise specified in the applicable SAFE, the valuation cap will apply on a pre-money basis, meaning it will be calculated based on the fully diluted capitalization of the Company immediately prior to the new financing.

Conversion on Sale or IPO

If the Company is sold or undergoes an initial public offering before a qualified equity financing, the SAFE entitles you to receive the greater of (i) the original purchase amount, or (ii) the amount you would have received if your SAFE had converted into equity securities immediately prior to the transaction, based on the terms of the SAFE — using the valuation cap to determine the price per share for purposes of the calculation.

Liquidation

If the Company liquidates before it raises at least $500,000 in a qualified equity financing or is sold, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to the rights of the Company's creditors, and (ii) on par with the rights of other SAFE holders and any preferred equity holders.

Voting and Shareholder Rights

The SAFE does not grant voting rights or any other shareholder rights. However, if the Company pays a cash dividend on outstanding Common Stock while the SAFE is outstanding, the Company will pay a

corresponding "Dividend Amount" to the SAFE holder. This is calculated as if the SAFE had converted right before the dividend was paid. It is not a standard dividend right.

Limits on Transfer

Your SAFE may not be transferred without the Company's prior written consent and in compliance with Regulation CF and applicable securities laws.

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to affect such transfer.

Modification of SAFEs

The SAFEs may be amended or modified by the Company and holders of 50% of the outstanding SAFEs, measured by investment amount. Thus, your SAFE may be modified without your consent.

Custodian

Investors in this Offering will be required to establish a custody account with BitGo Trust Company, Inc. (in such capacity, the "Custodian"), which will also serve as the Escrow Facilitator for the Offering. Documentation related to the opening of such an account and the terms and conditions governing each investor's account (the "Custodial Account Documents") will be presented to, and executed simultaneously with, the investor's subscription agreement for this Offering.

Provided that an investor's subscription is accepted by the Company, the Custodian will contact the investor to provide login credentials by which the investor may view and manage its custodial account. If an investor fails to execute the Custodial Account Documents, the investment will be rejected and any funds received will be returned.

By agreeing to and entering into the Custodial Account Documents, each investor agrees that all securities acquired in this Offering will be held in custody on behalf of the investor by the Custodian. The Custodian will be recognized on the Company's stock register as the holder of record of the securities, while the investor will be recorded as the beneficial owner of the securities on the Custodian's books and records.

Beneficial owners must issue instructions to the Custodian to transfer, sell, or otherwise make elections with respect to their securities. Investors may be required to pay transaction fees to the Custodian for certain activities, as set forth in the Custodial Account Documents.

Who Controls the Company

Beyond The Checkout is controlled by its two co-founders, **Oliver Stamatoski** and **David Bryson**, who each hold at least 20% voting power, and Board Members. Together, they are responsible for all key decisions related to the company's operations, strategy, and governance.

Name	Percentage Owned Prior to Offering
Oliver Stamatoski	4,002,500 or 40.03% (vested over 12 months)
David Bryson	3,997,500 or 39.98% (vested over 12 months)

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect the holders of the SAFEs, including these:

- They could make bad decisions, harming the Company.
- They could devote less time to the Company than it requires.
- They could issue securities with rights superior to those of the SAFEs.
- They could pay themselves excessive compensation.
- They could hire friends or relatives and pay them more than they're worth.
- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.
- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Obligation to Contribute Capital

Once you pay for your SAFE you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Preemptive Rights

Owners of SAFEs do not have preemptive rights, *i.e.,* the right to buy securities issued by the Company in the future.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

Other Classes of Securities

Immediately before the offering of SAFEs, the Company had the following securities outstanding:

Type	Number or Amount	Characteristics (Voting Rights, Etc.)
Common Stock	10,000,000 shares	Voting rights; founders hold 80%, 20% unallocated
Preferred Stock	None	N/A
Convertible Notes	None	N/A
Options/Warrants	None	N/A
SAFEs (prior to this offering)	None	N/A

Other as described above, there are no differences between the SAFEs issued pursuant to Regulation CF and each other class of security of the Company

§227.201(n) – The Funding Portal

The Company is offering its securities through Timestamp Portal LLC, which is a "Funding Portal" registered with the United States Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The SEC File number is **007-00456** and its FPRD number (Funding Portal Registration Depository number) is **329474**.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Timestamp Portal LLC as follows:

- A success fee equal to 7% of the amount raised, of which 5% will be paid in cash and 2% paid by delivery of a SAFE.

Timestamp Portal LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering (except for the compensation described above), nor is there any arrangement for Timestamp Portal LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Company Credit Card	$6,178.77	0%	Nov. 2025	12 Month Promotional 0% interest rate until maturity
Patent Attorney	$2,745	0%	June 2025	Provisional Patent Application, paid in 6 Tranches of $915 per Month

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Beyond The Checkout Inc. has not offered or sold any securities to third-party investors (other than the SAFEs in this Regulation CF offering) in the three years prior to this offering.

The Company's founders were issued Common Stock at the time of formation in exchange for capital contributions. These issuances do not constitute a securities offering under SEC rules and are not considered a sale to outside investors.

§227.201(r) – Transactions Between the Company and Related Persons

Since the beginning of the last fiscal year, the Company has not participated in any transaction, nor is any currently proposed, in which the amount involved exceeds five percent of the aggregate amount the Company has raised or is seeking to raise in reliance on Section 4(a)(6) of the Securities Act, and in which any related person, as described in Rule 201(r), has or is expected to have a direct or indirect material interest.

§227.201(s) – The Company's Financial Condition

Liquidity

As of December 31, 2024, the Company had $8,961 in cash and cash equivalents and holds 0.033461 BTC (fair-valued at $3,159), for total current assets of $12,120, against current liabilities of $2,097 (credit card balance), resulting in positive working capital of $10,023. Net cash used in operating activities during the period was $187.

Capital Resources

The Company has financed its operations to date primarily through **founder equity contributions made at the time of formation**, including $8,000 in Common Stock issuances and $4,307 in Additional Paid-in Capital. These were not part of any outside securities offering and involved no sales to third-party investors.

The Company also maintains a 12-month, 0% interest promotional credit card facility (balance $2,097, matures November 2025) and a provisional patent liability of $2,745 due June 2025. Management intends to supplement these resources by raising up to $400,000 through this Regulation CF offering.

Historical Results of Operations

For the short year ended December 31, 2024, the Company generated no revenue and incurred general & administrative expenses of $2,284, resulting in a net loss of $2,284. There was no cost of goods sold, or income taxes recorded.

Changes and Trends

Since formation on July 1, 2024, Beyond The Checkout has incurred modest startup-phase losses and minimal cash burn as it completed core platform development. Digital asset purchases (Bitcoin) of $3,159 reflect strategic treasury management.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit D: Financial Statements*.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on timestampfinancial.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the North Capital reports attached as *Exhibit E: Background Checks*.

None of the Company's directors, executive officers, or other designated persons has committed any of the disqualifying events described in 17 CFR § 227.201(u) on or after May 16, 2016. See Exhibit E for background check reports confirming this.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at checkout.tech, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Beyond The Checkout is led by highly experienced founders with a proven track record of building and managing successful businesses. The Company leverages Bitcoin not just as a currency but as a groundbreaking technology layer, enabling micro-rewards at extremely low to no cost for consumers. This innovation fosters post-purchase engagement that was previously impossible, allowing brands to access valuable insights into customer behavior beyond the point of sale—tapping into what has long been a "black box" for product analytics.

We believe this combination of innovative technology, a significant competitive advantage, and the extensive experience, hard work, and determination of our leadership team positions Beyond The Checkout for long-term success—benefiting both the company and its investors.

Exhibit List

Exhibit A: Risks of Investing

Exhibit B: Subscription Agreement

Exhibit C: Form of SAFE

Exhibit D: Financial Statements

Exhibit E: Background Checks

Exhibit F: *Beyond The Checkout-Timestamp Video Transcript*

Exhibit A: Risks of Investing

RISKS OF INVESTING

THE PURCHASE OF A SAFE IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY. THE PURCHASE OF A SAFE IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a SAFE is not like that at all. The ability of the Company to pay a profit on your investment, or even to give you your money back, depends on many factors, including some beyond our control. Nobody guarantees that you will receive a profit and you might lose some or all of your money.

Regulatory Uncertainty Around Bitcoin Rewards: Our business involves issuing Bitcoin rewards via QR codes, a novel model that may attract regulatory scrutiny. Changes in laws or interpretations by regulators (e.g., SEC, FinCEN, state agencies) could require us to modify our operations, register as a money services business, or face enforcement actions.

Bitcoin Volatility and Consumer Adoption Risks: The value of Bitcoin is highly volatile. A significant drop in Bitcoin prices may reduce the perceived value of our rewards, discourage customer participation, and negatively impact growth. Additionally, mainstream consumers may be hesitant to adopt or understand Bitcoin-based incentives, which could limit our market penetration.

Security and Redemption Risks: Our product relies on QR codes to deliver Bitcoin rewards. If these codes are tampered with, duplicated, or phished, users may lose access to rewards or the Company may be required to honor unauthorized claims, which could lead to financial losses or reputational harm.

Uninsured Losses: We will try to ensure that our assets and business are covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If our assets or business were damaged by an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company will need more capital. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe our market will continue to expand" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe our market will continue to expand" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying a SAFE only if you are willing to entrust all aspects of the Company's business to our management team.

Equity Comes Last In The Capital Stack: Your SAFE is an equity security, and if it converts it will probably be converted into another form of equity security. The holders of equity securities stand to profit most if the company does well, but stand last in line to be paid when the company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the company will be the next Facebook but face the risk that it will be the next Theranos.

You Don't Know What You're Getting: If the Company raises additional capital, your SAFE might convert into a different kind of security. You have no way of knowing today what that security will look like.

SAFEs Are Not Appropriate For All Issuers: SAFEs were developed in Silicon Valley for a particular kind of company that is common in Silicon Valley: a company expected to experience rapid growth and multiple rounds of financing with an exit (a sale of the company or a public offering) in the not-too-distant future. Of all the companies formed in the U.S. every year, only a small percentage fit that profile. Consequently, SAFEs are not always appropriate.

Reliance on Management Team: The Company has a small management team. If any member of our management team were to die, become seriously ill, or leave, it could damage our prospects.

No Market for the SAFEs; Limits on Transferability: There are several obstacles to selling or otherwise transferring your SAFE or the securities into which your SAFE is converted:

- There will be no public market for your securities, meaning you could have a hard time finding a buyer.

- By law, for a period of one year you will be permitted to sell your securities only to certain permitted buyers, including the Company and "accredited investors."

- The Company has the right to impose conditions on the sale of securities, and these conditions might not be acceptable to you.

Taking all that into account, you should plan to own your securities until the Company is sold.

No Registration Under Securities Laws: Neither the Company nor the SAFE will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the SAFE are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The SAFEs are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

We Will Count Investments Made by Insiders Toward Our Target Amount: In calculating whether we have reached our target amount, we will count new investments made by the people affiliated with the Company, even its founders. Some of these people could have their own reasons for trying to reach the target amount, *i.e.*, reasons other than expecting a profit on their investment. Hence, you should not view investments made by others as a reason for you to invest yourself.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Units, we will not provide nearly all of the information that would be required of a public reporting company.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, our management team could be involved with other business ventures, including ventures that compete with the Company.

- The compensation of our management team was established by the members of the management team, not negotiated at arm's length. They might increase their own compensation in the future.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your SAFE:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

Exhibit B: Subscription Agreement

BEYOND THE CHECKOUT INC.

SUBSCRIPTION AGREEMENT

This is a Subscription Agreement, entered into on _____, by and between Beyond The Checkout Inc., a Delaware Corporation (the "Company") and [*hyperlink to investor name*] ("Purchaser").

Background

Purchaser wishes to purchase securities issued by the Company through Timestamp Portal LLC (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Subscription Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Platform. In this Subscription Agreement, we refer to the Form C and its attachments as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to the Purchaser using terms like "you" or "your."

2. **Purchase of SAFE**. Subject to the terms and conditions of this Subscription Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company, a Simple Agreement for Future Equity (the "SAFE") in the amount of [*hyperlink to amount of investment*].

3. **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials on the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your SAFE**. You will not receive a paper certificate representing your SAFE. Instead, your SAFE will be available electronically.

6. **Your Promises**. You promise that:

    6.1. **Accuracy of Information**. All the information you have given to us, whether in this Subscription Agreement, at the Platform, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

    6.2. **Review of Information**. You have read and understand the Disclosure Document and all of its Exhibits, if any.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed in the Educational Materials on the Platform and in the Disclosure Document.

6.4.   **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Subscription Agreement and purchase the SAFE.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Subscription Agreement or the SAFE or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that the transfer of the SAFE is restricted by contract. Also, securities laws limit transfer of the SAFE. Finally, there is currently no market for the SAFE, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the SAFE indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the SAFE.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the SAFE, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the SAFE solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the SAFE.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the SAFE will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Subscription Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Subscription Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Investors**. If you are not a citizen or permanent resident of the United States, you represent that neither the offering nor the sale of securities by the Company will violate any laws of the jurisdiction where you live, and that the Company is not required to register with or seek the consent of any governmental authority in such jurisdiction.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.2. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3.   **Authorization**. The execution and delivery by Purchaser of this Subscription Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the SAFE, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5.   **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Materials, this Subscription Agreement, and other written information that the Company has approved in writing in advance.

6.26.6.   **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7.   **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the SAFE.

8.   **Re-Purchase of SAFE**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your SAFE for the amount you paid for it.

9.   **Governing Law**. Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law.

10.   **Arbitration**.

10.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the SAFE, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the SAFE will be handled in the manner described in the SAFE.

10.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Wilmington, DE unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

10.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

10.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

10.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

12. **Notices**. All notices between us will be electronic. You will contact us by email at oliver@checkout.tech. We will contact you by email at the email address you used when registering at the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

15.   **Miscellaneous Provisions**.

15.1.   **No Transfer**. You may not transfer your rights or obligations.

15.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

15.3.   **Headings**. The headings used in this Subscription Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

15.4.   **No Other Agreements**. This Subscription Agreement and the SAFE are the only agreements between us.

15.5.   **Electronic Signature**. You will sign this Subscription Agreement electronically, rather than physically.

INVESTOR SIGNATURE PAGE

       IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement effective on the date first written above.

_____
Signature

_____
Second Signature (Joint Accounts Only)

_____
Print Name and Title (Entity Investors Only)

ACCEPTED

Beyond The Checkout Inc.

    By _____

Exhibit C: Form of SAFE

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

BEYOND THE CHECKOUT INC.

SIMPLE AGREEMENT FOR FUTURE EQUITY

This Simple Agreement for Future Equity (this "SAFE") has been granted by Beyond The Checkout Inc., a Delaware corporation (the "Company") to [*hyperlink to name of investor*] (the "Investor") in exchange for payment by the Investor of $[*hyperlink to investment amount*] (the "Purchase Amount") pursuant to an Investment Agreement between the Company and the Investor.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. **Events**.

   1.1. **Equity Financing**.

   1.1.1. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the same class and series of Capital Stock issued to the investors in the Equity Financing equal to the Purchase Amount divided by the Safe Price.

   1.1.2. In connection with the automatic conversion of this SAFE into Safe Shares, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Shares, with appropriate variations for the Safe Shares if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

   1.2. **Liquidity Event.**

   1.2.1. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in section 1.4) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount"), or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the

Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

1.2.2. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (i) does not reduce the total Proceeds payable to such Investor and (ii) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under section 1.4.

1.3. **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in section 1.4 below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

1.4. **Liquidation Priority**. The Investor's right to receive its Conversion Amount is on par with the Company's other Safes and/or holders of Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis.

1.5. **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Shares to the Investor pursuant to the automatic conversion of this SAFE under section 1.1; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to section 1.2 or section 1.3.

1.6. **No Interest**. No Maturity Date. This SAFE does not accrue and has no maturity date. The Investor acknowledges and agrees that this instrument is not a debt obligation, and the Company is not required to repay the Purchase Amount except as expressly provided in this SAFE.

2.   **Definitions**.

2.1.   "Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

2.2.   "Common Stock" means the Company's common stock.

2.3.   "Company Capitalization" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis) includes (i) all Capital Stock issued and outstanding; (ii) all Converting Securities; all (A) issued and outstanding Options and (B) Promised Options; and (iv) the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

2.4.   "Converting Securities" includes this SAFE and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Shares.

2.5.   "Direct Listing" means the Company's initial listing of its Common Stock (other than Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

2.6.   "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

2.7.   "Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (i) the Purchase Amount divided by (i) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

2.8.   "Equity Financing" means a *bona fide* transaction or series of transactions pursuant to which the Company raises at least $500,000 through the sale of Shares at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

2.9.   "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

2.10.   "Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis) (i) includes all Shares issued and outstanding; (ii) includes all (A) issued and outstanding Options, and (B) to the extent receiving Proceeds, Promised Options; (iii) includes all Converting Securities, other than any Safes and other convertible securities (including without limitation Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and (iv) excludes the Unissued Option Pool.

2.11.   "Liquidity Event" means a Change of Control, a Direct Listing, or an Initial Public Offering.

2.12.   "Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

2.13.   "Options" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

2.14.   "Preferred Stock" means any series of the Company's preferred stock.

2.15.   "Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

2.16.   "Promised Options" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Shares's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

2.17.   "Safe" means an instrument containing a future right to shares, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

2.18.   "Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

2.19. "Safe Shares" means the shares of the same class and series of Capital Stock issued in the Equity Financing, issued to the Investor at a price per share equal to the Safe Price, and otherwise having the same rights, privileges, preferences, and restrictions as the Standard Shares.

2.20. "Standard Shares" means the type and class of Shares issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

2.21. "Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other Safes, convertible debt instruments and other convertible securities. "Subsequent Convertible Securities" excludes (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

2.22. "Shares" means the capital stock of the Company.

2.23. "Unissued Option Pool" means all Units that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

2.24. "Valuation Cap" means $5,000,000. This is a pre-money SAFE. The Valuation Cap applies on a pre-money basis.

3. **No Rights as a Stockholder**. The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of shares for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in section 1. However, if the Company pays a dividend on outstanding Common Stock (that is not payable in Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

4. **Restriction on Transfer**. The Investor may not transfer this SAFE or any interest in this SAFE, with or without consideration, except as expressly permitted under Rule 501 of Regulation CF and applicable state securities laws. During the one-year period beginning from the date of issuance of this SAFE, transfers are permitted only in the following circumstances: (i) to the Company; (ii) to an accredited investor; (iii) as part of a registered offering; (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor; or (v) as otherwise permitted by Regulation CF. After the expiration of the one-year period, and subject to applicable securities laws, the Investor may not transfer this SAFE or any interest therein without the prior written consent of the Company, which

may be withheld in the Company's sole discretion, except for: (a) transfers to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability (if the Investor is an individual), or (b) transfers to any entity that directly or indirectly controls, is controlled by, or is under common control with the Investor, including any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

5. **First Right of Refusal.**

5.1.   **In General.** In the event the Investor receives an offer from a third party to acquire all or a portion of his, her, or its SAFE, then he, she, or it shall notify the Company, specifying the portion of the SAFE to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Investor whether the Company or a person designated by the Company elects to purchase the SAFE on the terms set forth in the Sales Notice.

5.2.   **Special Rules.** The following rules shall apply for purposes of this section:

5.2.1.   If the Company elects not to purchase the SAFE or fails to respond to the Sales Notice within the thirty (30) day period described above, the Investor may proceed with the sale to the proposed purchaser, subject to section 4.

5.2.2.   If the Company elects to purchase the SAFE, it shall do so within thirty (30) days.

5.2.3.   If the Company elects not to purchase the SAFE, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Investor and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Investor and the purchaser shall be treated as a new offer and shall again be subject to this section.

5.2.4.   If the Company elects to purchase the SAFE in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Investor and the proposed purchaser. Thus, for example, if the Investor and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Company shall have the effect of a non-binding letter of intent with the Investor. Conversely, if the Investor and the purchaser have entered into a binding definitive agreement, the election of the Company shall have the effect of a binding definitive agreement. If the Investor and the Company are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

6.   **Application to Entities.** If the Investor is a Special Purpose Entity, the restrictions set forth in section 4 and section 5 shall apply to indirect transfers of shares of the Company's capital stock by transfers of equity interests in such entity (whether by transfer of an existing equity interest or

the issuance of new equity interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding shares of the Company's capital stock, and (ii) any entity if the purchase price of its shares of the Company's capital stock represents at least seventy percent (70%) of its capital.

7. **Miscellaneous**

7.1. **Amendment**. Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Valuation Cap" as this SAFE (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-Interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than fifty percent (50%) of the total Purchase Amount of all of such applicable group of Safes.

7.2. **Tax Treatment**. The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as equity, and not as debt, for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

7.3. **Notices**. Any notice or document required or permitted to be given under this SAFE may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company, to the email address of the Investor provided by the Investor in his, her, or its Investment Agreement, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

7.4. **Governing Law**. This SAFE shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. The Company and Investor hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agree that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agree that any such court shall have *in personam* jurisdiction over both parties, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

7.5. **Waiver of Jury Trial**. ANY CONTROVERSY THAT MAY ARISE UNDER THIS SAFE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, THE INVESTOR AND THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS SAFE.

7.6. **Severability**. In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

7.7. **Signatures**. This SAFE may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this SAFE.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

DATED: _____

Beyond The Checkout Inc.

By: _____

INVESTOR

_____
Signature

_____
Second Signature (for Joint Investments)

_____
Title (for Entity Investor)

Exhibit D: Financial Statements

Beyond the Checkout, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Beyond the Checkout, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 13, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2024
ASSETS	
Current Assets	
Cash and Cash Equivalents	8,961
Digital Assets: Bitcoin	3,159
Total Current Assets	12,120
TOTAL ASSETS	12,120
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Card Liability	2,097
Total Current Liabilities	2,097
TOTAL LIABILITIES	2,097
EQUITY	
Common Stock	8,000
Additional Paid-in Capital	4,307
Accumulated Deficit	(2,284)
Total Equity	10,023
TOTAL LIABILITIES AND EQUITY	12,120

Statement of Operations

	Year Ended December 31, 2024
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General and Administrative	2,284
Total Operating Expenses	2,284
Operating Income (loss)	(2,284)
Earnings Before Income Taxes	(2,284)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(2,284)

Statement of Cash Flows

	Year Ended December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(2,284)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	2,097
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,097
Net Cash provided by (used in) Operating Activities	(187)
INVESTING ACTIVITIES	
Digital Assets: Crypto	(3,159)
Net Cash provided by (used in) Investing Activities	(3,159)
FINANCING ACTIVITIES	
Proceeds from Common Stock	8,000
Proceeds from Additional Paid-in Capital	4,307
Net Cash provided by (used in) Financing Activities	12,307
Cash at the beginning of period	-
Net Cash increase (decrease) for period	8,961
Cash at end of period	8,961

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 7/1/2024	-	-	-	-	-
Issuance of Common Stock	8,000,000	8,000	4,307	-	12,307
Net Income (Loss)	-	-	-	(2,284)	(2,284)
Ending Balance 12/31/2024	8,000,000	8,000	4,307	(2,284)	10,023

Beyond the Checkout, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Beyond the Checkout, Inc. ("the Company") was formed in Delaware on July 1st, 2024. The Company enables brands to embed Bitcoin rewards, education, and feedback into physical products using QR code technology. This solution increases product engagement, builds customer loyalty, and provides post-purchase behavioral analytics. The Company's headquarters is in Lewes, Delaware. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Digital Assets

As of December 31st, 2024, the Company held 0.033461 bitcoin, which is classified as an indefinite-lived intangible asset in accordance with FASB ASC 350. The fair value of the bitcoin held as of December 31st, 2024, based on quoted prices in active markets (Level 1 input), was approximately $3,159, using a market price of $94,419 per bitcoin as of December 31st, 2024. The Company did not recognize any impairment losses related to its bitcoin holdings during the year ended December 31, 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, July1, 2024	8,000,000	$-
Granted	-	$-
Vested	(3,500,000)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2024	4,500,000	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

None.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	-
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.001 per share. As of December 31st, 2024, 8,000,000 common shares were issued and outstanding. No preferred stock has been authorized or issued.

Voting: Common stockholders are entitled to one vote per share on all matters submitted to a vote of the stockholders.

Dividends: Holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors. No dividends have been declared as of the reporting date.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 13, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Exhibit E: Background Checks



Name of covered person: Oliver Stamatoski

Date: December 20, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary

Our investigation revealed that   Oliver Stamatoski

is likely:

QUALIFIED

Criminal Convictions

Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities.

Details: No information indicating a criminal conviction was found.

Civil Orders, Judgments, and Decrees

Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities.

Details: No information indicating a civil order, judgment, or decree was found.

Regulatory Authority Orders

Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct.

Details: No information indicating a regulatory order was found.

SEC Regulated Person Orders

Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.

Details: No information indicating a regulated person order was found.



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.



Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.



SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.



USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.



Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: No derogatory other information was found.



Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.



Name of covered person: David Bryson

Date: December 20, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary

Our investigation revealed that   David Bryson

is likely:

QUALIFIED

Criminal Convictions

Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities.

Details: No information indicating a criminal conviction was found.

Civil Orders, Judgments, and Decrees

Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities.

Details: No information indicating a civil order, judgment, or decree was found.

Regulatory Authority Orders

Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct.

Details: No information indicating a regulatory order was found.

SEC Regulated Person Orders

Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.

Details: No information indicating a regulated person order was found.



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.



Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.



SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.



USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.



Other Information

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Exhibit F: Beyond The Checkout-Timestamp Video Transcript

Beyond The Checkout – Timestamp Video Transcript

Hi there, I'm Oliver, co-founder of Beyond the Checkout.

Let me ask you something. If you could grab your morning co@ee and get free Bitcoin just by scanning a cure code on the bag, would you try it? Well, that's exactly what we're building. We're turning everyday products like this, co@ee or water, or even an energy bar into Bitcoin powered experiences.

Just scan a QR code, win Bitcoin and engage with brands on a whole new level. As you can see it on our crowdfunding page on timestamp, we're raising $350,000 to take this to the next level, and I would love for you to be part of it today. Don't just take my word for it. Go through a page, check it out for yourself, or as we Bitcoin like to say, don't trust, verify.

Going to the page, if you might ask yourself, okay, but why rewards? And the answer is simple: People love rewards! Give them a chance to win something, and they're instantly engaged with beyond the checkout. Every scan grants you real Bitcoin and connects you with the product in a whole new way.

And the best part…We're not just giving out any kind of random point system that expires can be transferred or loses value over time. No, you're getting actual Bitcoin that you can take full self custody of. And if you wonder what self custody is, don't you worry, we got you covered. Our app is super simple and we will walk you every step of the way.

But now let's look at this from business owner's perspective, because this is where it gets very, very interesting as this is not just a gimmick for them, but it's a true game changer. Right now, businesses are spending billions of dollars trying to grab customer's attention, but once the product leaves the shelf, they lose it all.

There is no follow ups. There is no customer engagement. There is no way to even know if the product is being consumed. With beyond the checkout, we turn every scan into real time engagement and valuable data. Brands can now see exactly when, where, and how often their products are being used. Something that was simply possible before.

How about a market opportunity? Well, we believe that this is not just a fun idea, but it's a massive opportunity and we're already working with brands to bring this to market. And we projected 2025, we have around $2 million of revenue scaling up to 21 million by 2027. Bitcoin adoption is growing.

Businesses are desperate for getting better customer engagement, and the timing simply could be better. So what's next? Well, check out our page and, if you're as excited as we are, join us! Invest as little as $250 and become part of our company. But don't forget to check out the di@erent tiers that we have as we o@er some exclusive perks that you might like… even the seat at the table on our quarterly business reviews.

So, check out our page. And most importantly, don't forget to watch a full app demo. It's fun, it's engaging… and even if you're not convinced, the music alone is worth it. This is beyond the checkout, turning everyday products into Bitcoin powered experiences.
Let's build this together.